**EXHIBIT 99.1**
**JOINT FILING AGREEMENT**

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of a statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, $0.0001 par value per share, of ZeroStack Corp., and further agrees that this agreement will be filed as an exhibit to that statement. Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning that person contained therein, but is not responsible for the completeness or accuracy of the information concerning any other person making the filing, unless that person knows or has reason to believe that the information is inaccurate.

This agreement will remain in full force and effect until revoked by any party in a signed writing delivered to each other party, and then only with respect to the revoking party. This agreement may be executed in counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of November 13, 2026.

**BLOCKCHAIN BUILDERS FUND I, LP**
By: Blockchain Builders GP, LLC, its general partner
By: Blockchain Builders, LLC, its Manager
By: /s/ Gil Rosen
Name: Gil Rosen
Title: Manager

**BLOCKCHAIN BUILDERS GP, LLC**
By: Blockchain Builders, LLC, its Manager
By: /s/ Gil Rosen
Name: Gil Rosen
Title: Manager

**BLOCKCHAIN BUILDERS, LLC**
By: /s/ Gil Rosen
Name: Gil Rosen
Title: Manager

**GIL ROSEN**
/s/ Gil Rosen
Gil Rosen, individually